1618 Station Street

Vancouver, B.C. CANADA

V6A 1B6

October 7, 2005

Jim B. Rosenberg

Oscar M. Young, Jr.

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

RE:  Review of Angiotech Pharmaceuticals Inc. Form 40-F for the Fiscal Year Ended December 31, 2004

Dear Sirs:

Please find below our responses to your comments provided in your letter dated September 26, 2005.

Exhibit 2 – Management’s Discussion…and Consolidated Financial Statements…

Consolidated Financial Statements:  Notes to the Consolidated Financial Statements

3. Summary of Significant Accounting Policies

Comment 1:  Revenue Recognition: Product Sales

SEC Comment:

Please tell us the facts and circumstances surrounding sales where the ultimate price is not known including the payment terms at the time of delivery.  In addition, tell us why the deferred costs are considered recoverable, whether and to what extent you record deferred revenue and when revenue would be recognized.  In your response also tell us the authoritative US GAAP guidance that supports your accounting treatment of these sales.

Tel:

604-221-7676

Fax:

604-221-2330

Web:

www.angiotech.com

Angiotech Response:

In April 2003, we finalized a Distribution and License and a Manufacturing and Supply Agreement with Baxter Healthcare (“Baxter”), providing Baxter with the worldwide (excluding Japan and certain other territories) right to manufacture and distribute our surgical sealant product, CoSeal®, approved for sale in the U.S. and Europe.

From April 2003 until September 30, 2004 Baxter sold product that we had manufactured.  When we transferred product to Baxter we recorded an amount equal to our finished goods inventory cost to deferred cost of goods sold and removed the product from our inventory.  The deferred cost of goods sold balance was $1.6 million at December 31, 2003 and NIL at December 31, 2004. Once Baxter sold the product to a third party we received a portion of the selling price and recorded sales and cost of sales accordingly.  Baxter did not report third party sales of this product to us until 45 days after the end of each quarter.  Payment was due and payable at the time Baxter reported the third party sales to us.

The deferred costs were recorded at an amount equal to our finished goods inventory cost.  This amount was considered fully recoverable as our portion of the actual selling price still provided a substantial gross margin on the product.  We did not record any deferred revenue on the product.  Revenue and cost of goods sold were recognized at the time that Baxter reported the actual third party sales to us.

Baxter received FDA approval and started manufacturing the CoSeal product in early 2004.  Baxter started selling their own inventory in the second quarter of 2004 and finished selling our inventory in the third quarter of 2004. Once Baxter began selling the CoSeal product that they produced we started earning a percentage royalty on their sales.

We used guidance as provided by SAB 104 “Revenue Recognition”:

Revenue generally is realized or realizable and earned when all of the following criteria have been met:

1.

Persuasive evidence of an arrangement exists;

2.

Delivery has occurred or services have been rendered;

3.

The seller’s price to the buyer is fixed or determinable; and

4.

Collectibility is reasonably assured.

As the seller’s price was not fixed or determinable until we received the sales report from Baxter we did not record revenue until that time.

Comment 2: 16. License and Distribution, Manufacturing and Other Agreements

SEC Comment:

Please tell us which of these agreements described in Note 16 are within the scope of SFAS 68, as defined by its paragraph 3.  For those agreements, please tell us how you have provided all of the disclosures required by paragraph 14(b) of SFAS 68, as we did not note disclosures about the costs incurred under the agreements.

Angiotech Response:

We have previously determined that the agreements discussed in Note 16 are not within the scope of SFAS 68 for the periods presented in the Form 40-F for the Fiscal Year ended December 31, 2004.

SFAS 68, paragraph 3:  This Statement establishes standards of financial accounting and reporting for an enterprise that is a party to a research and development arrangement through which it can obtain the results of research and development funded partially or entirely by others.  It applies whether the research and development is performed by the enterprise, the funding parties, or a third party.

We note that 16 (a) Boston Scientific Corporation (“BSC”) and Cook Incorporated (“Cook”) discussed a reimbursement to us for certain research and development expenses and a requirement to devote stated amounts for product research, development and marketing.  The language in this description related to initial requirements of the agreement which were fulfilled in periods prior to 2002.  We will amend Note 16 to remove this reference from future filings.

Angiotech Statement:

We acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in our filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

we may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ANGIOTECH PHARMACEUTICALS, INC.

/s/ David M. Hall

David M. Hall

Chief Financial Officer